WEGENER CORPORATION
11350 Technology Circle
Johns Creek, GA 30097-1502

C. Troy Woodbury, Jr.
Phone: (770) 623-0096
Fax: (770) 623-9648
t.woodbury@wegener.com

December 18, 2009

Ms. Jessica Plowgian, Attorney-Advisor
Division of Corporate Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Wegener Corporation
Preliminary Proxy Statement on Schedule 14A
Filed December 14, 2009
File No. 0-11003

Dear Ms. Plowgian:

This letter is submitted on behalf of Wegener Corporation (the “Company”) in further reply to your correspondence dated December 16, 2009 concerning the Company’s Preliminary Proxy Statement on Schedule 14A.

We have reviewed your comments regarding the potential proposed reverse stock split and the possibility that such action could trigger a going private transaction under Rule 13e-3.  After reviewing Rule 13e-3 and our list of record shareholders, we do not believe that Rule 13-e would be implicated here.

Rule 13e-3(a)(3)(ii) provides that a transaction may be subject to Rule 13e-3 if it has the effect of causing any class of equity securities of an issuer subject to section 12(g) of the Securities Exchange Act of 1934 to become eligible for termination of registration under Rule 12(g)(4).  Rule 12(g)(4) calls for termination of an issuer’s securities under section 12(g) if the securities of the issuer are held by fewer than 300 record shareholders.  This would not occur here.  Based upon our calculations, if the Company were to implement a 1 for 20 reverse stock split, the Company would still have substantially more than 300 record shareholders.

As you note, the Company’s November 25, 2009 annual report on Form 10-K indicated that there were three hundred thirty six (336) shareholders of record.  That number reflected the number of registered shareholders who held the Company’s common stock in their own name (the “Registered Shareholders”), but did not include the sixty seven (67) broker-dealers who hold shares in a custodial capacity for customer accounts.  Rule 12g5-1 defines “held of record” for purposes of Exchange Act 12(g).  The Rule states, in part, that securities held by a broker-dealer are held of record under the rule only by the broker-dealer, not by the individual shareholders.  Thus, in actuality, there were a total of four hundred and three (403) record shareholders, including the broker-dealers, as of December 11, 2009. That number is comprised of the three hundred and thirty-six (336) Registered Shareholders who held shares in their own names, and sixty seven (67) broker-dealers who held the shares in a custodial capacity.

Based upon our review of the shareholder list, we have determined that sixty seven (67) of the Company’s record shareholders (consisting of sixty six (66) Registered Shareholders and one (1) broker-dealer holding shares in a custodial capacity) hold fewer than twenty (20) shares of the Company’s stock and would therefore receive a fractional share upon the one for twenty (1 for 20) reverse stock split.  In total, only sixty seven (67) of the four hundred and three (403) record shareholders would not be issued shares after the reverse stock split, leaving three hundred and thirty six (336) shareholders remaining.  This is well over the three hundred shareholder threshold required under Rule 12(g)(4).

In order to clarify this matter, we propose to amend the Preliminary Proxy Statement regarding the number of Company shareholders at page 16, as follows:

“Notwithstanding the decrease in the number of outstanding shares following the proposed reverse stock split, Wegener’s Board does not intend for this transaction to be the first step in a series of plans or proposals of a “going private transaction” within the meaning of Rule 13e-3 of the Exchange Act.  In addition, the transaction will not result in our common stock becoming eligible for termination of registration under the Exchange Act.  This conclusion is based on (a) the fact that the number of record holders of our common stock as of December 11, 2009, was 403, of which, approximately 67 record shareholders held less than 20 shares,  (b) the assumption that our stockholders will approve the charter amendment authorizing a reverse stock split, (c) the assumption that our Board decides to implement a 1 for 20 reverse stock split, the maximum exchange ratio allowed under the charter amendment, and (d) the number of record holders remaining after giving effect to the maximum reverse stock split allowed under the charter amendment by our stockholders being approximately 336.   Thus, because a reverse stock split based on the maximum exchange ratio will not reduce our total number of record holders below 300, our common stock will not be eligible for termination of registration under the Exchange Act, and we will continue to comply with our public reporting obligations under the Exchange Act and be considered a “public” company.

In addition, as requested in your letter, the Company acknowledges the following:

▪	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Should you have additional questions or require clarification on any point please do not hesitate to contact me at either the address or number listed above. Should you desire to fax your response to this letter, please use the following fax number: 770-623-9648.

Thank you for you continued guidance and assistance with this Preliminary Proxy Statement.

My best regards,

/s/ C. Troy Woodbury, Jr.

C. Troy Woodbury, Jr.
President and Chief Executive Officer
Wegener Corporation